FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                For the quarterly period ended September 30, 2006


                                    ICON plc
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Yes__X__   No____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes____    No__X__

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes____    No__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON plc

                    Quarterly Period Ended September 30, 2006


CONTENTS                                                                    Page


General..................................................................     2

Condensed Consolidated Balance Sheets as at
September 30, 2006 and December 31, 2005.................................     3

Condensed Consolidated Statements of Operations for the
three and nine months ended September 30, 2006 and the
three and nine months ended August 31, 2005..............................     4

Condensed Consolidated Statements of Cash Flows for the
nine months ended September 30, 2006 and the nine months
ended August 31, 2005....................................................     5

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income.................................................     6

Notes to the Condensed Consolidated Financial
Statements...............................................................     7

Management's Discussion and Analysis of
Financial Condition and Results of Operations............................    14

Signature Page...........................................................    20

                                    ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 4,000 employees worldwide, with operations in 48 locations in 30 countries, including the United States and major markets in Europe and Rest of World. For the nine months ended September 30, 2006, we derived approximately 60.7%, 32.3%, and 7.0% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On July 27, 2005 the Board of Directors of the Company approved a change of the Company's fiscal year-end from a twelve-month period ending on May 31 to a twelve-month period ending on December 31. The Company made this change in order to align its fiscal year end with the majority of other contract research organizations. As a requirement of this change, the Company reported results for the seven-month period from June 1, 2005 to December 31, 2005 as a separate transition period in a Transition Report filed on Form 20-F. From January 1, 2006, the Company's fiscal quarters will end on the last day of March, June, September and December of each year. Information set out in this report is for the three and nine months ending September 30, 2006. Comparative income statement and cash flow information, together with related notes, is for the three and nine months ending August 31, 2005. Comparative balance sheet information and related notes are stated as at December 31, 2005.

Recent Developments

On September 29, 2006, ICON's shareholders approved a bonus issue of ordinary shares (the "Bonus Issue") to shareholders of record as of the close of business on October 13, 2006 (the "Record Date"). The Bonus Issue provides for each shareholder to receive one bonus ordinary share for each ordinary share held as of the Record Date, effecting the equivalent of a 2-for-1 stock split. The Bonus shares were issued on October 16, 2006 to Ordinary Shareholders and on October 23, 2006 to holders of American Depositary Shares ("ADSs"). NASDAQ adjusted the trading price of ICON's ADSs to effect the Bonus Issue prior to the opening of trading on October 24, 2006. All outstanding ordinary share amounts referenced in the following unaudited condensed consolidated financial statements and the notes thereto give effect to the Bonus Issue as if had occurred as of the date referenced.

                                    ICON plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005

                                                                                (Unaudited)     (Audited)
                                                                               September 30,  December 31,
                                                                               -------------  ------------
                                                                                    2006          2005
                                                                               -------------  ------------
                                                                                      (in thousands)
ASSETS
Current Assets:
  Cash and cash equivalents..................................................  $     54,888   $    59,509
  Short term investments - available for sale ...............................        39,822        22,809
  Accounts receivable........................................................       101,124        71,450
  Unbilled revenue...........................................................        76,826        62,270
  Other receivables..........................................................         6,052         6,435
  Deferred tax asset.........................................................         2,280         1,554
  Prepayments and other current assets.......................................        14,345        11,089
                                                                               -------------  ------------
  Total current assets.......................................................       295,337       235,116
Other Assets:
  Property, plant and equipment, net.........................................        58,397        47,652
  Goodwill...................................................................        77,285        65,731
  Non-current deferred tax asset.............................................            97           452
  Intangible assets..........................................................            21           116
                                                                               -------------  ------------

Total Assets.................................................................  $    431,137   $   349,067
                                                                               =============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...........................................................  $      7,661   $     7,575
  Payments on account........................................................        71,156        50,211
  Other liabilities..........................................................        50,096        33,184
  Deferred tax liability.....................................................           558           682
  Bank credit lines and loan facilities......................................         4,000         4,856
  Income taxes payable.......................................................         8,334         6,296
                                                                               -------------  ------------
  Total current liabilities..................................................       141,805       102,804
Other Liabilities:
  Long term government grants................................................         1,166         1,160
  Long term finance leases...................................................           193           152
  Non-current deferred tax liability.........................................         2,632         2,499
  Minority interest..........................................................         1,015           894
                                                                               -------------  ------------
Total Liabilities                                                                   146,811       107,509

Shareholders' Equity:
  Ordinary shares, par value 6 euro cents per share; 40,000,000 shares authorized, 28,475,118 shares issued and outstanding at September 30,
   2006 and 28,036,184 shares issued and outstanding at December 31, 2005             2,097           993
  Additional paid-in capital.................................................       131,209       123,333
  Accumulated other comprehensive income.....................................        10,265         3,409
  Retained earnings..........................................................       140,755       113,823
                                                                               -------------  ------------
Total Shareholders' Equity...................................................       284,326       241,558
                                                                               -------------  ------------

Total Liabilities and Shareholders' Equity...................................  $    431,137   $   349,067
                                                                               =============  ============

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND AUGUST 31, 2005
                                   (UNAUDITED)

                                                                  Three Months Ended            Nine Months Ended
                                                                  ------------------            -----------------
                                                              September 30,    August 31,   September 30,    August 31,
                                                              -------------  -------------  -------------  -------------
                                                                  2006           2005           2006           2005
                                                              -------------  -------------  -------------  -------------
                                                                   (in thousands except share and per share data)
Revenue:
  Gross revenue............................................   $    171,109   $    115,352   $    465,497   $    350,672
  Subcontractor costs......................................        (50,395)       (29,431)      (138,852)       (95,927)
                                                              -------------  -------------  -------------  -------------
  Net revenue..............................................        120,714         85,921        326,645        254,745

Costs and expenses:
  Direct costs.............................................         68,428         47,310        183,146        140,847
  Selling, general and administrative expense..............         35,800         26,809         98,477         81,734
  Depreciation and amortization ...........................          3,875          3,434         11,009         10,407
  Other Charges                                                          -              -              -         11,275
                                                              -------------  -------------  -------------  -------------

  Total costs and expenses.................................        108,103         77,553        292,632        244,263
                                                              -------------  -------------  -------------  -------------

Income from operations.....................................         12,611          8,368         34,013         10,482
Interest income............................................            995            427          2,646          1,168
Interest expense...........................................            (44)           (12)          (110)          (117)
                                                              -------------  -------------  -------------  -------------

Income before provision for income taxes...................         13,562          8,783         36,549         11,533
Provision for income taxes.................................         (3,423)        (2,459)        (9,496)        (4,679)
Minority interest..........................................            (45)            59           (121)           (50)
                                                              -------------  -------------  -------------  -------------

Net income.................................................   $     10,094   $      6,383   $     26,932   $      6,804
                                                              =============  =============  =============  =============
Net income per Ordinary Share:
  Basic....................................................   $       0.36   $       0.23   $       0.95   $       0.24
                                                              =============  =============  =============  =============
  Diluted..................................................   $       0.35   $       0.23   $       0.94   $       0.24
                                                              =============  =============  =============  =============

Weighted average number of Ordinary Shares outstanding:

  Basic....................................................     28,351,525     27,839,212     28,333,823     27,782,555
                                                              =============  =============  =============  =============

  Diluted..................................................     29,085,080     28,300,424     28,709,932     28,218,814
                                                              =============  =============  =============  =============

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND AUGUST 31, 2005
                                   (UNAUDITED)

                                                                              Nine Months Ended
                                                                              -----------------
                                                                         September 30,   August 31,
                                                                         -------------  -----------
                                                                             2006          2005
                                                                         -------------  -----------
                                                                                (in thousands)
Cash flows from operating activities:
Net income...........................................................    $     26,932   $    6,804
Adjustments to reconcile net income to net cash provided by operating activities:.........................................................
 Loss on disposal of property, plant and equipment...................             197           19
 Depreciation and amortization.......................................          11,012       10,407
 Amortization of grants..............................................            (85)         (150)
 Share compensation expense..........................................           2,993            -
 Deferred taxes......................................................           (310)         (532)
 Minority interest...................................................             121           50
 Other charges.......................................................               -       11,275
Changes in assets and liabilities:
 (Increase)/decrease in accounts receivable..........................        (26,546)       20,948
 Increase in unbilled revenue........................................        (11,340)         (277)
 Decrease/(increase) in other receivables............................           1,864       (6,280)
 Increase in prepayments and other current assets....................         (2,617)       (2,390)
 Increase/(decrease) in payments on account..........................          16,530      (22,205)
 Increase in other liabilities.......................................          13,082        8,950
 Increase in income taxes payable....................................           1,658        1,271
 (Decrease)/Increase in accounts payable.............................           (498)        2,148
                                                                         -------------  -----------


Net cash provided by operating activities............................          32,993       30,038

Cash flows from investing activities:
 Purchase of property, plant and equipment...........................         (19,260)     (11,318)
 Purchase of intangible asset........................................               -         (250)
 Purchase of subsidiary undertakings and acquisition costs...........          (6,837)           -
 Purchase of short term investments..................................         (20,021)      (5,011)
 Sale of short term investments......................................           3,008       17,026
 Cash received on acquisition........................................             341            -
 Deferred payments in respect of prior year acquisitions.............            (96)       (4,958)
                                                                         -------------  -----------
Net cash used in investing activities................................        (42,865)       (4,511)

Cash flows from financing activities:
Repayments of bank credit lines and loan facilities..................           (888)      (10,000)
Proceeds from exercise of share options..............................           6,015        2,136
Share issuance costs.................................................            (28)          (29)
Repayment of other liabilities.......................................            (84)         (164)
                                                                         -------------  -----------
Net cash provided by/ (used in) financing activities.................           5,015       (8,057)
Effect of exchange rate movements on cash............................             236       (1,124)
                                                                         -------------  -----------

Net (decrease)/ increase in cash and cash equivalents................         (4,621)       16,346
Cash and cash equivalents at beginning of period.....................          59,509       41,975
                                                                         -------------  -----------

Cash and cash equivalents at end of period...........................    $     54,888   $   58,321
                                                                         =============  ===========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON plc

 CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                                        Accumulated
                                                           Additional      Other
                                                            Paid-in    Comprehensive   Retained
                                     Shares       Amount    Capital        Income      Earnings     Total
                                  -------------  --------  ----------  -------------  ----------  ----------

                                                    (dollars in thousands, except share data)


*Balance at December 31, 2005      *28,036,184  *$ 2,063  *$ 122,263   $      3,409   $ 113,823   $ 241,558


Comprehensive Income:
  Net income                                                                             26,932      26,932
  Currency translation adjustment                                             6,856                   6,856
                                                                                                  ----------
  Total comprehensive income                                                                         33,788
  Share issuance costs                                           (28)                                   (28)
  Exercise of share options            438,934        34       5,981                                  6,015
  Non-cash stock compensation
   expense                                                     2,993                                  2,993
                                  -------------  --------  ----------  -------------  ----------  ----------
Balance at September 30, 2006       28,475,118   $ 2,097   $ 131,209   $     10,265   $ 140,755   $ 284,326
                                  =============  ========  ==========  =============  ==========  ==========

* Comparative figures have been amended to reflect the Bonus Issue which took place with an effective date of October 13, 2006


The accompanying notes are an integral part of these condensed consolidated financial statements.

                                    ICON plc

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                               SEPTEMBER 30, 2006

1. Basis of Presentation

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"), have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. As discussed in note 5, the Company adopted Statement of Accounting Standard ("SFAS") 123 (revised 2004) Share Based Payment ("SFAS 123R") effective from January 1, 2006. There were no other significant change in ICON plc's accounting policies from those outlined in ICON's Transition Report on Form 20-F for the seven month period ended December 31, 2005.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's Transition Report on Form 20-F for the seven months ended December 31, 2005. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2006.

2. Acquisitions

Acquisition of Ovation

On July 10, 2006, the Company acquired 100% of the common stock of Ovation Healthcare Research 2 Inc. ("Ovation"), based in Illinois, USA, for an initial cash consideration of U.S.$6.6 million, excluding costs of acquisition. Working capital provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$1.4 million.

The acquisition of Ovation has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                    At July 10,
                                                    -----------
                                                          2006
                                                          -----
                                                 (in thousands)
      Property, Plant and Equipment                   $    384
      Goodwill                                           8,825
      Cash                                                 341
      Other Current Assets                               4,381
      Current liabilities                               (6,952)
      Long term liabilities                               (124)
     ----------------------------------------------------------
      Purchase Price                                  $  6,855

Prior Period Acquisitions

On September 9, 2003, the Company acquired 100% of the outstanding shares of Globomax LLC ("GloboMax"), based in Maryland, USA, for an initial cash consideration of $10.9 million, excluding costs of acquisition.

On May 31, 2006, an amount of $96,131 was paid to the former shareholders of GloboMax. This $96,131 was withheld from an earn-out payment made on the August 31, 2005 due to an outstanding customer debt arising prior to the acquisition of GloboMax. This customer debt has subsequently been recovered and the $96,131 in turn became due to the former shareholders of GloboMax. This payment has been accounted for as goodwill. No further payments are anticipated.

3. Goodwill

                                                     September 30,  December 31,
                                                     -------------  ------------
                                                         2006           2005
                                                         ----           ----
                                                            (in thousands)

     Opening balance                                 $     65,731   $    67,440
     Payments made in respect of current period
      acquisitions                                          8,825             -
     Payments made in respect of prior period
      acquisitions                                             96             -
     Foreign exchange movement                              2,633        (1,709)
                                                     ---------------------------

     Closing balance                                 $     77,285   $    65,731
                                                     ---------------------------

The goodwill balance relates entirely to the clinical research segment.

4. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares, restated to reflect the Bonus Issue, used in the computation of basic and diluted net income per ordinary share is as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                           September 30,  August 31,  September 30,  August 31,
                           -------------  ----------  -------------  ----------
                               2006          2005         2006          2005
                               ----          ----         ----          ----
Weighted average number of
 ordinary shares
 outstanding for basic net
 income per ordinary share   28,351,525   27,839,212    28,333,823   27,782,555
Effect of dilutive share
 options outstanding            733,555      461,212       376,109      436,259
                           -----------------------------------------------------
Weighted average number of
 ordinary shares for
 diluted net income per
 ordinary share              29,085,080   28,300,424    28,709,932   28,218,814
                           =====================================================

5. Stock Options

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the "2003 Plan") pursuant to which the Compensation Committee of the Company's Board of Directors may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 3.0 million ordinary shares have been reserved under the 2003 Plan; in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 200,000 ordinary shares.

No options can be granted after January 17, 2013.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards ("SFAS") 123 (revised 2004), Share Based Payment ("SFAS 123R") which replaced SFAS 123 Accounting for Stock-Based Compensation and supersedes Accounting Principles Board ("APB") Opinion No. 25 Accounting for Stock Issued to Employees. SFAS 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values.

The Company has adopted SFAS 123R with effect from January 1, 2006, with the Black-Scholes method of valuation being used to calculate the fair value of options granted. The Company adopted SFAS 123R using the modified-prospective transition method. Under that transition method compensation cost recognized in the nine months ended September 30, 2006, includes; (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share based payments granted subsequent to January 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. The following table summarizes option activity for the nine months ended September 30, 2006:
                                                                    Weighted
                                    Options    Weighted  Weighted   Average
                                  Outstanding   Average   Average   Remaining
                                   Number of   Exercise    Fair    Contractual
                                    Shares       Price     Value      Life

Outstanding at December 31, 2005    2,264,292    $15.75     $7.30
                                  --------------------------------------------
Granted                               745,222     21.95      9.82
Exercised                            (438,934)    13.59      7.09
Forfeited                            (228,744)    16.33      7.67
                                  --------------------------------------------

Outstanding at September 30, 2006   2,341,836    $17.97     $8.17         5.88
                                  ============================================
Exercisable at September 30, 2006     591,458    $16.10     $7.61         4.81
                                  ============================================

Share option awards are generally granted with an exercise price equal to the market price of the Company's shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at September 30, 2006 is eight years.

The weighted average fair value of stock options granted during the nine months ended September 30, 2006, calculated using the Black-Scholes option pricing model, was $9.82 based on the following assumptions; dividend yield - 0%, risk free interest rate - 4.6%, expected volatility - 45% and weighted average expected life - 4.81 years.

On January 17, 2006, 30,000 share options, with an exercise price of $20.84, were granted to a key employee of the Company. These options will vest between 2009 and 2014, subject to the Company's diluted earnings achieving $2.10 per share. If the Company does not achieve diluted earnings of $2.10 per share before January 16, 2014, the option grant expires.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules, and our historical experience of part vesting and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

Income from operations for the nine months ended September 30, 2006, is stated after charging $3.0 million in respect of non-cash stock compensation expense. Basic and diluted earnings per share for the nine months ended September 30, 2006, had SFAS 123R not been introduced would have been $1.06 and $1.03 respectively. Non-cash stock compensation expense for the nine months ended September 30, 2006, has been allocated to direct costs and selling, general and administrative expenses as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)

Direct costs                  $   565              -     $ 1,649              -
Selling, general and
 administrative                   460              -       1,344              -
                            ----------------------------------------------------

                              $ 1,025              -     $ 2,993              -
                            ====================================================

Non vested shares outstanding as at September 30, 2006, are as follows:

                                                  Options    Weighted  Weighted
                                                Outstanding   Average   Average
                                                 Number of   Exercise    Fair
                                                  Shares       Price     Value

  Non vested outstanding at December 31, 2005    1,606,778     $16.60     $7.61
                                                --------------------------------

  Granted                                          745,222      21.95      9.82
  Vested                                          (372,877)     17.94      8.43
  Forfeited                                       (228,744)     16.33      7.67
                                                --------------------------------

Non vested outstanding at September 30, 2006     1,750,379     $18.60     $8.36
                                                ================================

As at September 30, 2006, total unrecognized compensation cost related to unvested options, which the Company expects to recognize over a weighted average period of 4.3 years, amounted to $10.1 million. The Company has granted options with fair values ranging from $5.78 to $9.82 per option or a weighted average fair value of $7.94 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2006 was 68,396. The fully vested options have an average remaining contractual term of 1.76 years and average exercise price of $10.27. The total intrinsic value of options exercised during the period was $5.94 million (3 months ended September 30, 2006 was $2.34 million).

Prior to the adoption of SFAS 123R, the Company accounted for its share options in accordance with the provisions of SFAS No. 123 which allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The impact on net profit and earnings per share, had SFAS 123R been applied are as follows:

                                                               Nine Months Ended
                                                                 August 31, 2005
                                                                 (in thousands)

Net profit as reported                                                $6,804

Deduct: Total non-cash stock compensation expense determined under fair value based method for all awards, net of related
 tax effects                                                         ($2,090)
--------------------------------------------------------------------------------
Pro forma net profit                                                  $4,714
================================================================================

Earnings per share (in $):
Basic - as reported                                                     0.24
Basic - pro forma                                                       0.17
Diluted - as reported                                                   0.24
Diluted - proforma                                                      0.17
================================================================================

The weighted average fair value of stock options granted during the nine months ended August 31, 2005, calculated using the Black-Scholes option pricing model, was $7.54 based on the following assumptions; dividend yield - 0%, risk free interest rate - 3.9/4.1%, expected volatility - 45% and weighted average expected life - 4.81 years.

Expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical exercise and termination patterns. The risk-free rate is based on the U.S. gilts zero-coupon yield curve in effect at time of grant for periods corresponding with the expected life of the option.

On February 7, 2005, 240,000 share options, with an exercise price of $17.20, were granted to certain key employees of the Company. These options will vest between 2008 and 2013 subject to the Company's diluted earnings achieving $2.00 per share. If the Company does not achieve diluted earnings of $2.00 per share before February 6, 2013, the option grant expires.

6. Business Segment Information

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, Chile, France, Italy, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, Russia, Lithuania, Poland, Taiwan, Hong Kong, South Africa, Spain, Hungary, India, Mexico, Brazil, South Korea, China and Thailand. Segment information for the three and nine month periods ended September 30, 2006 and August 31, 2005 are as follows:


a) The distribution of net revenue by geographical area was as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)
  Ireland*                  $     11,889   $  10,753   $     31,199   $  28,494
  Rest of Europe                  28,322      21,510         74,447      68,190
  U.S.                            72,471      47,625        198,331     142,665
  Rest of the World                8,032       6,033         22,668      15,396
  ------------------------------------------------------------------------------

  Total                     $    120,714   $  85,921   $    326,645   $ 254,745
  ==============================================================================
  * All sales shown for Ireland are export sales.


b) The distribution of net revenue by business segment was as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)
  Central laboratory        $     12,888   $   7,235   $     33,693   $  19,729
  Clinical research              107,826      78,686        292,952     235,016
  ------------------------------------------------------------------------------

  Total                     $    120,714   $  85,921   $    326,645   $ 254,745
  ==============================================================================

c) The distribution of income from operations by geographical area was as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)
  Ireland                   $      2,331   $     462   $      6,263   $     265
  Rest of Europe                   3,676       4,623         10,047      15,347
  U.S.                             5,612       1,640         14,517      (7,104)
  Rest of the World                  992       1,643          3,186       1,974
  ------------------------------------------------------------------------------

  Total                     $     12,611   $   8,368   $     34,013   $  10,482
  ==============================================================================


d) The distribution of income from operations by business segment was as follows:
                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)
  Central laboratory        $        639   $  (1,615)  $        305   $ (14,145)
  Clinical research               11,972       9,983         33,708      24,627
  ------------------------------------------------------------------------------

  Total                     $     12,611   $   8,368   $     34,013   $  10,482
  ==============================================================================


e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                     September 30,  December 31,
                                                     -------------  ------------
                                                         2006           2005
                                                         ----           ----
                                                            (in thousands)
  Ireland                                            $     26,774   $    22,538
  Rest of Europe                                            8,728         6,669
  U.S.                                                     19,814        16,720
  Rest of the World                                         3,081         1,725
  ------------------------------------------------------------------------------

  Total                                              $     58,397   $    47,652
  ==============================================================================


f) The distribution of property, plant and equipment, net, by business segment was as follows:
                                                     September 30,  December 31,
                                                     -------------  ------------
                                                         2006           2005
                                                         ----           ----
                                                            (in thousands)
  Central laboratory                                 $      4,304   $     3,380
  Clinical research                                        54,093        44,272
  ------------------------------------------------------------------------------

  Total                                              $     58,397   $    47,652
  ==============================================================================

g) The distribution of depreciation and amortization by geographical area was as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)
  Ireland                   $      1,318   $   1,353   $      3,844   $   4,035
  Rest of Europe                     637         521          1,806       1,671
  U.S.                             1,690       1,409          4,771       4,203
  Rest of the World                  230         151            588         498
  ------------------------------------------------------------------------------

  Total                     $      3,875   $   3,434   $     11,009   $  10,407
  ==============================================================================


h) The distribution of depreciation and amortization by business segment was as follows:

                               Three Months Ended          Nine Months Ended
                               ------------------          -----------------
                            September 30,  August 31,  September 30,  August 31,
                            -------------  ----------  -------------  ----------
                                2006          2005         2006          2005
                                ----          ----         ----          ----
                                  (in thousands)             (in thousands)
  Central laboratory        $        360   $     286   $        982   $     801
  Clinical research                3,515       3,148         10,027       9,606
  ------------------------------------------------------------------------------

  Total                     $      3,875   $   3,434   $     11,009   $  10,407
  ==============================================================================


i) The distribution of total assets by geographical area was as follows:

                                                     September 30,  December 31,
                                                     -------------  ------------
                                                         2006           2005
                                                         ----           ----
                                                             (in thousands)
  Ireland                                            $    101,369   $    91,826
  Rest of Europe                                           88,739        80,700
  U.S.                                                    224,676       169,799
  Rest of the World                                        16,353         6,742
  ------------------------------------------------------------------------------

  Total                                              $    431,137   $   349,067
  ==============================================================================


j) The distribution of total assets by business segment was as follows:

                                                     September 30,  December 31,
                                                     -------------  ------------
                                                         2006           2005
                                                         ----           ----
                                                             (in thousands)
  Central laboratory                                 $     24,622   $    17,150
  Clinical research                                       406,515       331,917
  ------------------------------------------------------------------------------

  Total                                              $    431,137   $   349,067
  ==============================================================================

ICON plc


Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our Transition Report on Form 20-F for the seven months ended December 31, 2005. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a contract research organization, or CRO, providing clinical research and development services on a global basis to the pharmaceutical, biotechnology and medical device industries. Our focus is on supporting the conduct of clinical trials. We have historically done so by providing such services as Phase I - IV clinical trials management, study design, laboratory services and drug development support. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 4,000 employees worldwide, with operations in 48 locations in 30 countries including the United States and major markets in Europe and Rest of World. For the nine months ended September 30, 2006, we derived approximately 60.7%, 32.3%, and 7.0% of our net revenue in the United States, Europe and Rest of World, respectively.

We earn revenues by providing a number of different services to our clients. These services include clinical trials management, biometric activities, consulting and laboratory services. We recognize biometric, consulting and laboratory revenues on a fee-for-service basis. Our laboratory service contracts are multiple element arrangements, with laboratory kits and laboratory testing representing the contractual elements. We determine the fair values for these elements, each of which can be sold separately, based on objective and reliable evidence of their respective fair values. Our laboratory contracts entitle us to receive non-refundable set up fees and we allocate such fees as additional consideration to the contractual elements based on the proportionate fair values of the elements. We recognize revenues for the elements on the basis of the number of deliverable units completed in a period.

We recognize clinical trials revenue on the basis of the relationship between time incurred and the total estimated duration of the contract, as this represents the most accurate pattern over which our contractual obligations are fulfilled. We invoice our customers upon achievement of specified contractual milestones. This mechanism, which allows us to receive payment from our customers throughout the duration of the contract, is not reflective of revenue earned. We recognize revenues over the period from the awarding of the customer's contract to study completion and acceptance. This requires us to estimate total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. These estimates are reviewed periodically and, if any of these estimates change or actual results differ from expected results, an adjustment is recorded in the period in which they become readily estimable.

As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our  business  involves  the  management  of projects  having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have 17 operations operating in U.S. dollars, 6 in Euros, 3 in pounds Sterling, and 1 each in Australian dollars, Singapore dollars, Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, Argentine Peso, South African Rand, Indian Rupee, Russian Rouble, Canadian dollar, Hungarian Forint, Polish Zloty, Lithuanian Litas, Hong Kong dollar, Taiwan dollar, Mexican Peso, Brazilian Real, Chilean Peso, South Korean Won, Chinese Yuan Renminbi and Thai Baht. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to September 30, 2006, we have received $2,477,579 and $1,841,504 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements, we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.


Results of Operations

Three Months Ended September 30, 2006 compared with Three Months Ended August 31, 2005

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                               Three Months Ended
                                               -------------------
                                          September 30,    August 31,    2005
                                          -------------    ---------- ----------
                                              2006            2005      to 2006
                                              ----            ----      -------
                                                                      Percentage
                                                                      ----------
                                                                       Increase/
                                                                      ----------
                                           Percentage of Net Revenue  (decrease)
                                          --------------------------- ----------
Net revenue............................       100.0%         100.0%      40.5%
Costs and expenses:
Direct costs...........................        56.7%          55.1%      44.6%
Selling, general and administrative....        29.7%          31.2%      33.5%
Depreciation and amortization..........         3.2%           4.0%      12.8%
Income from operations.................        10.4%           9.7%      50.7%


Net revenue increased by $34.8 million, or 40.5%, from $85.9 million for the three months ended August 31, 2005, to $120.7 million for the three months ended September 30, 2006. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues of $2.6 million from acquisitions not included in the comparative period.

Revenues in the United States, Europe and the Rest of World grew by 52.2%, 24.6% and 33.1% respectively. In the three months ended September 30, 2006, net revenue from our central laboratory business increased by 78.1%, from $7.2 million, to $12.9 million, while our clinical research segment grew by 37.0%, from $78.7 million, to $107.8 million, in each case over the period ended August 31, 2005. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes over the comparative period. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending, consolidation in the CRO industry and revenues from acquisitions not included in the comparative period.

Direct costs increased by $21.1 million, or 44.6%, from $47.3 million for the three months ended August 31, 2005 to $68.4 million for the three months ended September 30, 2006, primarily due to increased staff numbers needed to support increased project related activity, the inclusion of $0.57 million non-cash stock compensation expense for the quarter ended September 30, 2006 and the direct costs from acquisitions of $1.5 million not included in the comparative period. Direct costs as a percentage of net revenue increased from 55.1% for the three months ended August 31, 2005, to 56.7% for three months ended September 30, 2006.

Selling, general and administrative expenses increased by $9.0 million, or 33.5%, from $26.8 million for the three months ended August 31, 2005, to $35.8 million for the three months ended September 30, 2006. This increase is due to the continued expansion of our operations, the inclusion of $0.47 million non-cash stock compensation expense and the costs from acquisitions of $0.6 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, decreased from 31.2% in the three months ended August 31, 2005, to 29.7% in the three months ended September 30, 2006.

Depreciation and amortization expense increased by $0.4 million, or 12.8%, from $3.4 million for the three months ended August 31, 2005, to $3.8 million for the three months ended September 30, 2006. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity and costs from acquisition of $0.03 million included in the comparative period. As a percentage of net revenue, depreciation and amortization decreased from 4.0% in the three months ended August 31, 2005, to 3.2% in the three months ended September 30, 2006.

Income from operations increased by $4.2 million, or 50.7%, from $8.4 million for the three months ended August 31, 2005, to $12.6 million for the three months ended September 30, 2006. The operating income for the quarter is derived after the recognition of the non cash stock compensation charge of $1.03 million. There was no such charge in the comparable period. As a percentage of net revenue, income from operations increased from 9.7% for the three months ended August 31, 2005, to 10.4% of net revenues for the three months ended September 30, 2006.

The three months ended September 30, 2006, saw a continued improvement in the performance of the central laboratory business, from a loss from operations, as a percentage of net revenue of 22.3% for the three months ended August 31, 2005, to an operating profit of 5.0% for the three months ended September 30, 2006. The central laboratory constitutes approximately 10.7% of our business revenues for the three months ended September 30, 2006. Operating margins for our clinical research segment decreased from 12.7% for the three months ended August 31, 2005, to 11.1% for the three months ended September 30, 2006.

Interest income for the three months ended September 30, 2006 was $1.0 million, an increase of $0.6 million over the amount of interest income for the three months ended August 31, 2005. Higher average level of funds invested and higher interest rates over the prior period contributed to the increased interest income.

ICON's effective tax rate for the three months ended September 30, 2006 was 25.2% compared with 28.0% for the three months ended August 31, 2005. The decrease is due mainly to the changes in the geographic distribution of pre-tax earnings.

Nine Months Ended September 30, 2006 compared with Nine Months Ended August 31, 2005

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                Nine Months Ended
                                                -----------------
                                          September 30,    August 31,    2005
                                          -------------    ---------- ----------
                                              2006            2005      to 2006
                                              ----            ----      -------
                                                                      Percentage
                                                                      ----------
                                                                       Increase/
                                                                      ----------
                                           Percentage of Net Revenue  (decrease)
                                          --------------------------- ----------

Net revenue............................       100.0%         100.0%       28.2%
Costs and expenses:
Direct costs...........................        56.1%          55.3%       30.0%
Selling, general and administrative....        30.1%          32.1%       20.5%
Depreciation and amortization..........         3.4%           4.1%        5.8%
Other Charges..........................           -            4.4%       (100%)
Income from operations.................        10.4%           4.1%      224.5%


Net revenue increased by $71.9 million, or 28.2%, from $254.7 million for the nine months ended August 31, 2005, to $326.6 million for the nine months ended September 30, 2006. This improvement arose through a combination of increased business from existing clients and business won from new clients. Revenues in the United States, Europe and the Rest of World grew by 39.0%, 9.3% and 47.2% respectively. In the nine months ended September 30, 2006, net revenue from our central laboratory business increased by 70.8%, from $19.7 million for the nine months ended August 31, 2005, to $33.7 million for the nine months ended September 30, 2006, while our clinical research segment grew by 24.7%, from $235.0 million, to $292.9 million over the comparable period. The increase in net revenue in our central laboratory segment is primarily due to higher testing volumes in 2006. The growth in net revenue in our clinical research segment is due to the expansion of our services to both existing and new clients, increased use of outsourcing by the pharmaceutical, biotechnology and medical device industries, an underlying increase in research and development spending, revenue from acquisitions and consolidation in the CRO industry.

Direct costs increased by $42.3 million, or 30.0%, from $140.8 million for the nine months ended August 31, 2005, to $183.1 million for the nine months ended September 30, 2006, primarily due to increased staff numbers needed to support increased project related activity and the inclusion of $1.65 million non-cash stock compensation. Direct costs as a percentage of net revenue increased from 55.3% in the nine months ended August 31, 2005, to 56.1% in the nine months ended September 30, 2006.

Selling, general and administrative expenses increased by $16.7 million, or 20.5%, from $81.7 million for the nine months ended August 31, 2005, to $98.5 million for the nine months ended September 30, 2006. This increase is due to the continued expansion of our operations and the inclusion of $1.34 million non-cash stock compensation expense. As a percentage of net revenue, selling, general and administrative expenses, decreased from 32.1% in the nine months ended August 31, 2005, to 30.1% in the nine months ended September 30, 2006.

Depreciation and amortization expense increased by $0.6 million, or 5.8%, from $10.4 million for the nine months ended August 31, 2005, to $11.0 million for the nine months ended September 30, 2006. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortization, decreased from 4.1% in the nine months ended August 31, 2005, to 3.4% in the nine months ended September 30, 2006.

Other charges of $11.3 million were recognised in the nine months ended August 31, 2005. These charges related to the recognition of an impairment in the carrying value of our investment in the central laboratory, a write down of certain fixed assets and the lease termination and exit costs associated with the consolidation of some of our office facilities in the U.S.

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


Income from operations increased by $23.5 million, or 224.5%, from $10.5 million for the nine months ended August 31, 2005, to $34.0 million for the nine months ended September 30, 2006. As a percentage of net revenue, income from operations increased from 4.1% for the nine months ended August 31, 2005, to 10.4% of net revenues for the nine months ended September 30, 2006. The operating income for the nine months is derived after the recognition of the non cash stock compensation charge of $3.0 million. There was no such charge in the comparable period. As a percentage of net revenue, losses from operations for the central laboratory decreased from 71.7% for the nine months ended August 31, 2005, to a profit from operations percentage of 1.0% for the nine months ended September 30, 2006, due to the efficiencies gained in the higher testing volumes in fiscal 2006. For the nine months ended September 30, 2006, the central laboratory constituted approximately 10.3% of our business revenues. Operating margins for our clinical research segment increased from 10.5% in the nine months ended August 31, 2005, to 11.5% for the nine months ended September 30, 2006.

Interest income for the nine months ended September 30, 2006 was $2.6 million, an increase of $1.5 million over the amount of interest income for the nine months ended August 31, 2005. Higher average level of funds invested and higher interest rates over the prior period contributed to the increased interest income.

ICON's effective tax rate for the nine months ended September 30, 2006 was 26.0% compared with 40.6% for the nine months ended August 31, 2005. The decrease in the effective rate was primarily due to the inclusion of once-off other charged for the nine months ended August 31, 2005.

Liquidity and Capital Resources

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations, net proceeds of $49.1 million raised in our initial public offering in May 1998 and net proceeds of $44.3 million raised in our public offering in August 2003. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation paid in the nine months ended September 30, 2006 amounted to $196.0 million, compared to $152.9 million for the nine months ended August 31, 2005. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short-term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration and in some cases upon the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of September 30, 2006, our working capital amounted to $153.5 million, compared to $132.3 million at December 31, 2005. The other significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 57 days at September 30, 2006, compared to 65 days at December 31, 2005.

Net cash provided by operating activities was $33.0 million in the nine months ended September 30, 2006, compared to $30.0 million in the nine months ended August 31, 2005.

Net cash used in investing activities was $42.9 million in the nine months ended September 30, 2006, compared to $4.5 million in the nine months ended August 31, 2005, due to purchase of short term investments and acquisitions during the period.

Net cash provided by financing activities was $5.0 million in the nine months ended September 30, 2006, compared to $8.1 million used in the nine months ended, August 31, 2005, primarily due to repayment of bank credit lines in the comparative period ended September 30, 2006.

As a result of these cash flows, cash and cash equivalents decreased by $4.6 million in the nine months ended September 30, 2006, compared to an increase of $16.3 million in the nine months ended August 31, 2005.

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


On July 3, 2003, ICON entered into a facility agreement (the "Facility Agreement") for the provision of a term loan facility of U.S.$40 million, multi-currency overdraft facility of $5 million and revolving credit facility of $15 million (the "Facilities") with The Governor and Company of the Bank of Ireland and Ulster Bank Ireland Limited (the "Banks"). Our obligations under the Facilities are secured by certain composite guarantees and indemnities and pledges in favour of each of the Banks. This facility bears interest at an annual rate equal to the Banks' Prime Rate plus three quarters of one percent. ICON plc and its subsidiaries are entitled to make borrowings under the term loan facility of $40 million and the multi currency overdraft facility of $5 million. As at September 30, 2006, the full amounts of the term loan facility and the multi currency overdraft were available to be drawn down. As at September 30, 2006, $11 million of the $15 million revolving credit facility was available to be drawn down.

The Company also entered into an overdraft agreement with Allied Irish Banks, plc ("AIB") whereby the company guarantees any overdraft of its subsidiary ICON Clinical Research GmbH up to an amount (euro)120,000 (U.S.$152,532). As of September 30, 2006, the full facility was available to be drawn down.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                         ICON plc


                                                         /s/ Ciaran Murray
---------------------                                    -----------------------
Date October 26, 2006                                    Ciaran Murray
                                                         Chief Financial Officer

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